Filed by Hexcel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Hexcel Corporation

Subject Company: Hexcel Corporation

SEC File No.: 1-8472

Date: January 13, 2020

The following communications are being filed in connection with the merger of Hexcel Corporation and Woodward, Inc.

Communications Guidelines | The Merger of Hexcel and Woodward

As a Hexcel leader, you may be asked questions about the proposed merger of Hexcel and Woodward. To help you communicate with customers or suppliers, Nick has drafted letters that you may forward as needed. The letters are attached – please be sure to add the name of your customer or supplier in the salutation and save the document as a PDF before you distribute. Also, please send a note to kaye.veazey@hexcel.com for our records to let us know who has received any letters you may send.

In addition, your customers or suppliers are likely to ask you questions. Here are some suggested talking points. If you are asked any questions not expressly addressed here, please refer them to Kaye Veazey in Corporate Communications or Kurt Goddard in Investor Relations.

GENERAL

1.

What was announced? Hexcel announced an agreement to combine with Woodward, a leader in control solutions for the aerospace and industrial sectors, with significant content on all key aerospace programs, in a merger of equals. This transaction brings together two highly successful, innovative aerospace leaders to create a premier integrated systems provider serving the aerospace and industrial sectors. The combined company will focus on technology-rich innovations to deliver smarter, cleaner, and safer customer solutions.

2.

What is a “merger of equals”? It is a combination of two companies similar in size. This transaction structure enables two companies to combine in such a way that they can capitalize on the strengths and best practices of both.

3.

Who is Woodward? Woodward is a leading global independent designer, manufacturer and service provider of control solutions for the aerospace and industrial sectors, with significant content on all key aerospace programs, based in Fort Collins, Colorado. Hexcel and Woodward share similar values, cultures, and operating philosophies, and we are incredibly excited about what we can accomplish by uniting these two world-class companies.

4.

How does this transaction benefit Hexcel? Customers have shown confidence in our ability to consistently deliver innovative solutions to make aerospace and industrial products stronger, lighter and tougher. Together, we will be able to accelerate our technology investments to advance this work and create greater benefits and growth opportunities than either company could have achieved alone.

When this transaction is completed, our new company – to be named Woodward Hexcel – will be one of the world’s largest aerospace and defense suppliers, and have more than 16,000 employees and manufacturing locations in 14 countries on five continents. The future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhanced safety – and a combined Hexcel and Woodward will be at the forefront of this evolution.

5.

Who will lead the combined company and where will it be headquartered? Nick Stanage will serve as CEO of the combined company, as well as a member of the Board of Directors. The combined company’s Board will have 10 directors, five from each company, including Tom Gendron, Woodward’s current CEO, as Executive Chairman. Following the close of the transaction, the combined company will be headquartered in Fort Collins, Colorado.

6.

Are you going to be part of the new Woodward Hexcel? It is important to remember this announcement is only the beginning of the process, and there are many important decisions to be made. The transaction is expected to be completed in the third calendar quarter of 2020, subject to the approval of Woodward and Hexcel shareholders as well as other customary closing conditions, including required regulatory approvals. Until then, Hexcel and Woodward continue to operate as two independent companies.

The combined company’s leadership team will reflect the strengths and capabilities of both organizations, and we expect to announce the new organization at a later date. More details on how our combined company will operate will be determined in the coming months by an integration planning team of both Hexcel and Woodward leaders.

7.

Will the merger impact Hexcel employees working at the plants or sites? We anticipate little to no impact on plant employees, local leadership and day-to-day operations. We will keep you informed of any significant developments as appropriate.

8.	What do you think about the transaction? All of us at Hexcel are incredibly excited about taking this next step in our journey, and I hope you share our enthusiasm.

9.

What are next steps to complete the transaction? What should I expect between now and close? The transaction is expected to be completed in the third calendar quarter of 2020, subject to the approval of Woodward and Hexcel shareholders as well as other customary closing conditions, including required regulatory approvals. Until then, Hexcel and Woodward continue to operate as two independent companies. During this transition period, our top priority continues to be meeting your needs and we expect to continue to work with you as we always have. Your Hexcel contacts and contracts remain the same. We value our relationship with your organization and hope you share our enthusiasm about our future with Woodward.

CUSTOMERS

10.

How will this transaction impact your relationships with customers? This combination will create a leading supplier well positioned to deliver forward-looking technologies to address evolving customer needs. Our combined company will have greater depth and balance of customer relationships across the aerospace and industrial sectors. Through our combined scale and strong cash flow profile, we will be even better positioned to accelerate innovation and growth in aerodynamics and propulsion efficiencies and support evolving customer needs.

11.

Will there be any changes to customer contracts or pricing as a result of the announcement? Will my Hexcel point of contact change? The transaction is expected to be completed in the third calendar quarter of 2020, subject to the approval of Woodward and Hexcel shareholders as well as other customary closing conditions, including required regulatory approvals. Until then, Hexcel and Woodward continue to operate as two independent companies. During this transition period, our top priority continues to be meeting your needs and your contracts will remain the same. Please continue to do business with your existing account executives.

12.	Who can I contact for more information? Please contact your existing account executives at Hexcel if you have additional questions.

SUPPLIERS

13.

How does this transaction benefit Hexcel suppliers? We expect the combination of Hexcel and Woodward to lead to new growth opportunities for our suppliers. Building on each company’s existing positions on best-in-class product platforms, the combined company will have greater depth and balance of customer relationships across the aerospace and industrial sectors, with significant opportunities for cross-selling and to enhance customer relationships. While we are eager to join forces to optimize our combined strengths, this announcement is just the first step. The transaction is expected to be completed in the third calendar quarter of 2020, subject to the approval of Woodward and Hexcel shareholders as well as other customary closing conditions, including required regulatory approvals. Until then, Hexcel and Woodward continue to operate as two independent companies. Upon close of the transaction, we expect a seamless transition for all of our stakeholders, including our valued business partners.

14.

Will the terms of my existing contract with Hexcel or the nature of how you do business with my company? Until the transaction closes, Hexcel and Woodward will continue to operate as two independent companies. During this transition period, we expect to continue to work with you as we always have, and your Hexcel contacts and supply agreements remain the same. Partners like you remain fundamental to our business, and we look forward to strengthening that partnership with the resources of the combined Woodward Hexcel.

15.

Will any of Hexcel’s suppliers replace Woodward’s or vice versa? Is there existing overlap? The transaction is expected to be completed in the third calendar quarter of 2020, subject to the approval of Woodward and Hexcel shareholders as well as other customary closing conditions, including required regulatory approvals. Until then, Hexcel and Woodward continue to operate as two independent companies. Upon close of the transaction, we expect a seamless transition for all of our stakeholders, including our valued business partners. During this transition period, we expect to continue to work with you as we always have, and your Hexcel contacts and supply contracts remain the same. As we move through this process, we will provide updates as there is important information to share.

16.	Who can I contact for more information? Please reach out to [your usual contact / INSERT] at Hexcel if you have additional questions.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.